FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 November 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 November 2010.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 November 2010.

4.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.42”, dated 2 November

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 November 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 November 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 November 2010.

8.	Press release entitled, “KOMBIGLYZE XR tablets approved in the US for the Treatment of Type 2 Diabetes Mellitus in Adults”, dated 5 November 2010.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 November 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 November 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 November 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 November 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 November 2010.

14.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 12 November 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 November 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 November 2010.

17.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 16 November 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 November 2010.

19.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 17 November 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 November 2010.

21.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 18 November 2010.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 November 2010.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 November 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 November 2010.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 November 2010.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 November 2010.

27.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 November 2010.

28.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 November 2010.

29.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 November 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 December 2010	By: /s/ Adrian C. N. Kemp
Name: Adrian C. N. Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 October 2010, it purchased for cancellation 943,104 ordinary shares of AstraZeneca PLC at a price of 3135 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,422,397,807.

A C N Kemp
Company Secretary
1 November 2010

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 October 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,422,397,807 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,422,397,807.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 November 2010

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 143,581 ordinary shares of AstraZeneca PLC at a price of 3122 pence per share on 1 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,422,254,226.

A C N Kemp
Company Secretary
2 November 2010

Item 4

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 1 November 2010, Marcus Wallenberg, a Director of the Company, notified us that he is no longer deemed to have an interest in 3,618 shares in the Company held by a family member, who is no longer a connected person.

Accordingly, Marcus Wallenberg now has a total interest in 63,646 AstraZeneca PLC Ordinary Shares of USD0.25 each, which represents approximately 0.004% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
2 November 2010

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 November 2010, it purchased for cancellation 508,096 ordinary shares of AstraZeneca PLC at a price of 3133 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,421,753,855.

A C N Kemp
Company Secretary
3 November 2010

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 November 2010, it purchased for cancellation 893,695 ordinary shares of AstraZeneca PLC at a price of 3122 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,420,872,840.

A C N Kemp
Company Secretary
4 November 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 144,936 ordinary shares of AstraZeneca PLC at a price of 3090 pence per share on 4 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,420,728,628.

A C N Kemp
Company Secretary
5 November 2010

Item 8

KOMBIGLYZE™ XR TABLETS APPROVED IN THE US FOR THE TREATMENT OF TYPE 2 DIABETES MELLITUS IN ADULTS

For immediate release: 5 November 2010

AstraZeneca and Bristol-Myers Squibb Company today announced that the US Food and Drug Administration (FDA) approved KOMBIGLYZE™ XR for the treatment of type 2 diabetes in adults.  KOMBIGLYZE XR is the first and only once-a-day metformin extended-release (XR) plus dipeptidyl peptidase-4 (DPP-4) inhibitor combination tablet offering strong glycaemic control across glycosylated haemoglobin levels (HbA1c), fasting plasma glucose (FPG) and post-prandial glucose (PPG).

KOMBIGLYZE XR is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus when treatment with both saxagliptin (also known as ONGLYZA™), and metformin is appropriate. KOMBIGLYZE XR should not be used for patients with type 1 diabetes or diabetic ketoacidosis and has not been studied in combination with insulin. Consistent with the Prescribing Information (PI) for metformin alone, the PI for KOMBIGLYZE XR contains a boxed warning for lactic acidosis, a rare, but serious metabolic complication that can occur due to metformin accumulation during treatment with KOMBIGLYZE XR.

Once-a-day KOMBIGLYZE XR combines saxagliptin, a DPP-4 inhibitor, and metformin XR, a biguanide, in one tablet for the treatment of type 2 diabetes.  KOMBIGLYZE XR should generally be administered once a day with the evening meal, with gradual dose titration to reduce the gastrointestinal side effects associated with metformin. The maximum daily recommended dose is 5 mg for saxagliptin and 2,000 mg for metformin XR.

“Patients with type 2 diabetes in the United States can be taking four or five medications for various diseases and conditions, which can lead to complicated medication schedules,” said Howard Hutchinson, M.D., Chief Medical Officer, AstraZeneca.  “KOMBIGLYZE XR combines two effective diabetes medications in a simple once-a-day dose for adult patients who need A1c reductions.”

The Centers for Disease Control and Prevention (CDC) estimate that approximately one in every 11 adults in the United States has diagnosed diabetes. Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults.

The co-administration of saxagliptin and metformin has been well-studied in adult patients with type 2 diabetes inadequately controlled on metformin alone and in treatment-naïve patients inadequately controlled on diet and exercise alone. There have been no clinical efficacy or safety studies conducted with KOMBIGLYZE XR. Relative bioavailability between KOMBIGLYZE XR and coadministered saxagliptin and metformin immediate-release (IR) tablets has not been conducted.

The FDA approved once-a-day KOMBIGLYZE XR based on two Phase III clinical trials and bioequivalence studies.  The two clinical studies evaluated the efficacy and safety of saxagliptin and metformin IR as separate tablets compared to placebo added to metformin IR.  Bioequivalence was demonstrated in healthy adults between KOMBIGLYZE XR and saxagliptin plus metformin XR as separate tablets.

– ENDS –

NOTES TO EDITORS:

About KOMBIGLYZE™XR
KOMBIGLYZE XR addresses three key defects in type 2 diabetes, by incorporating the mechanism of saxagliptin (also known as ONGLYZA), a DPP-4 inhibitor, with metformin, a commonly used glucose lowering agent. With the two active components, saxagliptin and metformin, KOMBIGLYZE XR has a comprehensive mechanism of action that targets and addresses all three key defects in type 2 diabetes for improved glycaemic control: increases insulin secretion in a glucose-dependent manner, decreases hepatic glucose production, and improves insulin sensitivity by increasing peripheral glucose uptake and utilization.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

CONTACTS:
Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 November 2010, it purchased for cancellation 895,049 ordinary shares of AstraZeneca PLC at a price of 3088 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,419,834,374.

A C N Kemp
Company Secretary
8 November 2010

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 145,272 ordinary shares of AstraZeneca PLC at a price of 3083 pence per share on 8 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,419,694,445.

A C N Kemp
Company Secretary
9 November 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 144,957 ordinary shares of AstraZeneca PLC at a price of 3091 pence per share on 9 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,419,552,239.

A C N Kemp
Company Secretary
10 November 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 November 2010, it purchased for cancellation 745,769 ordinary shares of AstraZeneca PLC at a price of 3075 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,418,809,090.

A C N Kemp
Company Secretary
11 November 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 November 2010, it purchased for cancellation 646,868 ordinary shares of AstraZeneca PLC at a price of 3047 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,418,168,410.

A C N Kemp
Company Secretary
12 November 2010

Item 14

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 12 November 2010, Mr Louis Schweitzer, a Director of the Company, notified us that, on 10 November 2010, he purchased 7,500 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 3067 pence per share.

Following this purchase, Mr Schweitzer has a total interest in 16,615 shares, which represents approximately 0.001% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
12 November 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 November 2010, it purchased for cancellation 747,822 ordinary shares of AstraZeneca PLC at a price of 3029 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,417,420,833.

A C N Kemp
Company Secretary
15 November 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 148,262 ordinary shares of AstraZeneca PLC at a price of 3014 pence per share on 15 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,417,273,067.

A C N Kemp
Company Secretary
16 November 2010

Item 17

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 15 November 2010, Michele Hooper, a Director of the Company, notified us that, on 15 November 2010, she purchased 700 AstraZeneca PLC American Depositary Shares (ADSs) at a price of $48.55 per ADS. One ADS equals one Ordinary Share.

Following this purchase, Michele Hooper has a total interest in 2,400 shares, which represents approximately 0.0002% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
16 November 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,330 ordinary shares of AstraZeneca PLC at a price of 3037 pence per share on 16 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,417,125,737.

A C N Kemp
Company Secretary
17 November 2010

Item 19

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 16 November 2010, the interest of Simon Lowth, a Director of the Company, in AstraZeneca ordinary shares, changed as detailed below.  The change in interest relates to the vesting of a previously announced award made in November 2007 under the AstraZeneca Performance Share Plan whereby, following the application of performance measures specified at the time of grant, Mr Lowth has now become beneficially entitled to 78% of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Gross Shares Awarded	Shares Lapsed	Shares Vested	Shares Withheld	Net Shares Received	Market Price on Vesting
Simon Lowth	15,554	3,422	12,132	6,188	5,944	3016p

As a result of these transactions, Mr Lowth now has an interest in 201,070 AstraZeneca ordinary shares, which represents approximately 0.01% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
17 November 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 146,907 ordinary shares of AstraZeneca PLC at a price of 3047 pence per share on 17 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,416,978,830.

A C N Kemp
Company Secretary
18 November 2010

Item 21

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that the interest of Simon Lowth, a Director of the Company, in AstraZeneca ordinary shares, has changed as detailed below.

On 17 November 2010, Mr Lowth exercised options over 18,665 AstraZeneca ordinary shares at an option price of 2210 pence per share.

Following the exercise, Mr Lowth sold 16,113 of the 18,665 shares so acquired at a price of 3048 pence per share to cover the cost of exercise and associated taxes.

As a result of these transactions, Mr Lowth now has an interest in 203,622 AstraZeneca ordinary shares, which represents approximately 0.01% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
18 November 2010

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 November 2010, it purchased for cancellation 746,759 ordinary shares of AstraZeneca PLC at a price of 3052 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,416,250,736.

A C N Kemp
Company Secretary
19 November 2010

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 November 2010, it purchased for cancellation 646,636 ordinary shares of AstraZeneca PLC at a price of 3052 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,415,604,100.

A C N Kemp
Company Secretary
22 November 2010

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 145,950 ordinary shares of AstraZeneca PLC at a price of 3070 pence per share on 22 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,415,458,150.

A C N Kemp
Company Secretary
23 November 2010

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 148,089 ordinary shares of AstraZeneca PLC at a price of 3021 pence per share on 23 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,415,314,180.

A C N Kemp
Company Secretary
24 November 2010

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 November 2010, it purchased for cancellation 632,581 ordinary shares of AstraZeneca PLC at a price of 3032 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,414,681,867.

A C N Kemp
Company Secretary
25 November 2010

Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,200 ordinary shares of AstraZeneca PLC at a price of 3042 pence per share on 25 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,414,534,917.

A C N Kemp
Company Secretary
26 November 2010

Item 28

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 November 2010, it purchased for cancellation 378,775 ordinary shares of AstraZeneca PLC at a price of 3049 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,414,156,142.

A C N Kemp
Company Secretary
29 November 2010

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,179 ordinary shares of AstraZeneca PLC at a price of 3043 pence per share on 29 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,414,013,050.

A C N Kemp
Company Secretary
30 November 2010